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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
APR 12 2021
Washington DC
415

SEC FILE NUMBER
8-69596

ANNUAL AUDITED REPORT, FORM X-17A-5, PART III
FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Acta of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 AND ENDING 12/31/20

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: POINSETT SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
777 Lowndes Hill Road, Building 3, Suite 110
Greenville, South Carolina 29607

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John W. Boyd (864) 679-4705

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CHECK ONE:
______ Certified Public Accountant
______ Public Accountant
______ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relief on as the basis for the exemption. See Section 240.17a-5e(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, John W. Boyd, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of POINSETT SECURITIES, LLC, as of December 31, 2020, are true and correct. Pursuant to SEC Rule 17a-5(e)(1)(i)(A), the company is not required to engage an independent public accountant to provide the reports required under paragraph (d)(1)(i)(C) of SEC Rule 17a-5, (see Note 8). I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

RACHEL LANDRETH
Notary Public
State of South Carolina
My Commission Expires Jun 27, 2024

Signature

CEO
Title

STATE OF South Carolina,
COUNTY OF Greenville,

Notary Public

My commission expires: 6/27/24

This report ** contains (check all which are applicable)

___x___ (a) Facing Page.
___x___ (b) Statement of Financial Condition.
___x___ (c) Statement of Income (Loss).
___x___ (d) Statement of Changes in Financial Condition.
___x___ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
_______ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
___x___ (g) Computation of Net Capital.
_______ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
___x___ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
_______ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
_______ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
___x___ (l) An Oath or Affirmation.
___x___ (m) A copy of the SIPC Supplemental Report.
_______ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e(3).***

POINSETT SECURITIES, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

As of and for the Year Ended December 31, 2020

POINSETT SECURITIES, LLC

TABLE OF CONTENTS

FINANCIAL STATEMENTS

SUPPLEMENTAL SCHEDULES

POINSETT SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020

Assets

Cash	$ 78,750
Prepaid assets	340
Total Assets	$ 79,090

Liabilities

Accounts payable	$ 450
Total Liabilities	$ 450

Members' Interest

Members' interest	$ 78,640
Total Liabilities and Members' Interest	$ 79,090

The accompanying notes to the financial statements are an integral part of this statement.

POINSETT SECURITIES, LLC
STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2020

Revenues	
Advisory fees	$132,524
Total Revenues	$132,524
Expenses	
Wages and other payroll expenses	$ 2,400
Professional fees	46,573
Rent	3,600
Telephone expense	1,200
Insurance	1,908
Dues and subscriptions	3,240
Office supplies and expenses	1,353
Licensing fees	110
Total Expenses	$ 60,384
Net Income	$ 72,140

The accompanying notes to the financial statements are an integral part of this statement.

POINSETT SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBERS' INTEREST

YEAR ENDED DECEMBER 31, 2020

	Members' Interest
Balance, December 31, 2019	$ 66,500
Net income	$ 72,140
Distributions	($60,000)
Balance, December 31, 2020	$ 78,640

The accompanying notes to the financial statements are an integral part of this statement.

POINSETT SECURITIES, LLC
STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2020

Cash flows from operating activities	
Net Income	$ 72,140
Adjustments to reconcile net income to net cash provided by operating activities	
Cash flows:	
Decrease in accounts receivable	39,574
Decrease in prepaid expenses and other assets	2,086
Increase in accounts payable	354
Net cash from operating activities	$ 42,014
Investing Activities	
Distributions	($60,000)
Net cash used by Investing Activities	($60,000)
Net increase in cash	$ 54,154
Cash at beginning of reporting period	24,596
Cash at end of reporting period	$ 78,750

The accompanying notes to the financial statements are an integral part of this statement.

Note 1 – Nature of operations

Poinsett Securities, LLC (the "Company"), a South Carolina limited liability company, was formed on February 12, 2015 under the laws of the state of South Carolina and is a sponsor and registered broker-dealer providing private placement services to affiliated companies. The Company was granted membership in the Financial Industry Regulatory Authority ("FINRA") on October 2, 2017.

Note 2 – Summary of significant accounting policies

Use of Estimates in the Preparation of Financial Statements **– The preparation of financial statements in conformity with generally accepted accounting principles in the United States ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates.**

Cash **– The Company places its cash on deposit with financial institutions in the United States of America. The Federal Deposit Insurance Corporation covers $250,000 for substantially all depository accounts. During the reporting period, the Company from time to time may have amounts on deposit in excess of the insured limits. There were no uninsured amounts as of December 31, 2020.**

Accounts Receivable **– Trade accounts receivable are stated less an allowance for doubtful accounts, if applicable. Credit is extended to clients after an evaluation of the customer's financial condition, and generally collateral is not required. Management's determination of the allowance for doubtful accounts is based on an evaluation of the accounts receivable, past experience, current economic conditions, and other risks inherent in the accounts receivable portfolio. Trade accounts receivable are written-off when, in the opinion of management, such receivables are deemed to be uncollectible. While management uses the best information available to make such evaluations, future adjustments to the allowance may be necessary if conditions differ substantially from the assumptions used in making the evaluations. The Company's allowance for doubtful accounts was $-0- as of December 31, 2020.**

Fair Value Measurements **– As defined under GAAP, fair value is the price that would be received to sell an asset or paid to transfer a liability between market participants in the principal market or the most advantageous market when no principal market exists. Market participants are assumed to be independent,**

Note 2 – Summary of significant accounting policies (continued)

knowledgeable, able and willing to transact an exchange and not acting under duress. The Company's nonperformance or credit risk is considered in determining the fair value of the liabilities. Considerable judgment may be required in interpreting market data used to develop estimates of fair value.

Revenue - The Company provides managing broker-dealer underwriting services on a "best-efforts" basis for various issuers of private placement securities under written agreement. These advisory fees are recognized when performance obligations are satisfied in accordance with the terms of the signed agreements.

All of the Company's revenue was received from two agreements during the reporting period.

Revenue is recognized in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 606: Revenue from Contracts with Customers. ASC 606 requires an entity to allocate revenue from a contract over various performance obligations of the contract and has a five-step model for implementing the standard. The Company determined that its "bests efforts" underwriting fees are the only performance obligation under our contracts and that such fees are recorded at the time the issuer accepts the subscription documents and payment from the customer.

Advertising – Advertising costs are expensed as incurred. There was no advertising expense for the reporting period.

Income Taxes – The Company has elected to be treated as a limited liability company for income tax purposes. As such, substantially all income (loss) of the Company is reported by the member on their individual income tax returns. There is no uncertain income tax for positions as of December 31, 2020.

Note 3 – Capital requirements

The Company is subject to the Securities Exchange Commission ("SEC") Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. In addition, certain advances, payment of dividends, and other equity withdrawals are subject to certain notification provisions of Rule 15c3-1. The Company stayed within limits during their withdrawals (net capital ratio of less than 10 to 1). At December 31, 2020, the Company had net capital of $78,300 which was $73,300 in excess of its required capital of $5,000. The Company's net capital ratio was .575%.

Note 3 – Capital requirements (continued)

The Company claims exemption from SEC Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of the rule.

Note 4 – Related parties

The Company has entered into an expense sharing agreement with TIC Properties Management, LLC, which is owned/controlled by a member of the Company. The expense sharing agreement calls for a monthly charge of $300 for rent, $200 for payroll and related costs, $100 for insurance, $100 for telephone and $100 for general office expenses, as well as a share of scan, fax, copier, and other similar expenses.

The Company entered into a Managing Broker-Dealer Agreement with an affiliated company for the reporting period ended December 31, 2020. This agreement calls for the payment of fees based on capital raised on a best-efforts basis. Additionally, the Company earned fees from a prior Managing Broker-Dealer Agreement for capital contributed during the current year under deferred contribution arrangement with investors from prior years. During the reporting period, the Company earned $132,524 from these related party agreements.

Note 5 – Indemnification agreements

The Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is unknown. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

Note 6 – Securities Investor Protection Corporation ("SIPC") exemption

The Company is a member of SIPC and, as such, is subject to their rules, regulations and filing requirements. SIPC Series 600 Rules require that members file an Agreed Upon Procedures ("AUP") Report prepared by an independent, public accountant. Firms with revenue of less than $500,000 are exempt from this requirement. The Company was exempt from this requirement for the reporting period ended December 31, 2020.

Note 7 – Subsequent events

The Company has evaluated subsequent events through February 28, 2020, in connection with the preparation of these financial statements which is the date the financial statements were available to be issued. There were no subsequent events that require disclosure in these financial statements.

Note 8 - Audit Waiver

Pursuant to SEC Rule 17a-5(e)(1)(i)(A) the securities business of the broker or dealer has been limited to acting as broker (agent) for a single issuer in soliciting subscriptions for securities of that issuer, the broker has

promptly transmitted to the issuer all funds and promptly delivered to the subscriber all securities received in connection with the transaction, and the broker has not otherwise held funds or securities for or owed money or securities to customers. Although the company acts as a broker (agent) for individual issuers, these are required since the State of South Carolina does not currently recognize a Serial LLC, which individual issuer Serial LLC would be able to issue an independent series of offerings for each individual tax year. The company's designated examining authority, FINRA, as well as the Securities and Exchange Commission, have both affirmed that the company is not required to engage an independent public accountant to provide the reports required under paragraph (d)(1)(i)(C) of SEC Rule 17a-5.

SUPPLEMENTAL SCHEDULES

POINSETT SECURITIES, LLC
SCHEDULE I – COMPUTATION OF NET CAPITAL AND NET CAPITAL RATIO
RULE 15-c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2020

Members' interest		$78,640
Less non-allowable assets:		
Prepaid Expenses	340	
Total non-allowable assets		340
Net capital		78,300
Minimum net capital		5,000
Capital in excess of minimum		73,300
Aggregate indebtedness		450
Ratio of Indebtedness to capital		.00575

A reconciliation of the Company's computation of net capital as reported was not prepared as there were no material differences between the Company's computation of net capital included in its unaudited Form X17A-5 Part II and the computation contained herein.

POINSETT SECURITIES, LLC
SCHEDULE II – EXEMPTION REPORT

YEAR ENDED DECEMBER 31, 2020

Poinsett Securities, LLC is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) We identified the following provisions of 17 C.F.R. §240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c-3-3: (k)(2)(i) and

(2) We met the identified exemption provisions throughout the most recent reporting period ended December 31, 2020 without exception.

POINSETT SECURITIES, LLC

By:__________________________
John W. Boyd
Manager

February 28, 2021